February 10, 2005

Cicero, Inc.
1433 State Highway 34, Building C
Farmingdale, New Jersey 07727

Re:	Material U.S. Income Tax Matters as to the Securities to be Registered Under Registration Statement on Form S-4

Facts:

Level 8 Systems, Inc. (the “Company”) would like to merge with Cicero, Inc. (“Cicero”), with Cicero being the surviving corporation (the “Merger”). After the Merger, each outstanding share of the Company’s common stock shall be converted into .05 shares of the surviving corporations’ common stock. The Company’s existing convertible notes and shares of convertible preferred stock would be converted into proportional shares of Cicero preferred stock. The Cicero preferred stock could then be converted into shares of Cicero common stock. This conversion would not increase the shareholder’s proportionate interest in the assets or earnings and profits of the Company.

Issues:

Will this transaction be tax-free to the Company, the common stock shareholders, the preferred stock shareholders and the holders of the convertible notes?

Conclusion:

The Merger should be tax-free to the Company, the convertible note holders, as well as the common and preferred stock shareholders. Based on the facts, the transaction qualifies as a tax-free corporate reorganization under §368(a)(2)(E). This is also known as a “Reverse Triangular Merger.” The parties in this reorganization meet both the “control” and the “substantially all assets” requirements under §368.

The Company receives tax-free treatment because §361 provides that the acquired corporation does not recognize gain or loss when, as part of a reorganization, it exchanges property solely for stock and securities of another corporation that is party to the reorganization.

The common stock shareholders receive tax-free treatment because §354(a) provides that the target shareholders and security holders do not recognize any gain or loss when they exchange stock and securities of a corporation that is a party to a reorganization solely for stock and securities of that corporation, or of another corporation that is a party to a reorganization.

The preferred convertible stock shareholders and the convertible note holders also receive tax-free treatment under §354(a) upon completion of the Merger. The fact that these securities are not common voting stock does not violate the control requirement because §368(a)(2)(E)(ii) allows the use of other property besides voting stock (20%) to be used as consideration by the acquiring corporation.

The other issue is the conversion of the Cicero preferred stock into Cicero common stock. The conversion should also be tax-free as this transaction is treated as a “recapitalization” and therefore a reorganization under Reg. §1.368-2(e) (See also Helvering V. Southwest Consolidated Corp., 315 US 194, 202 (1942)). Additionally, the conversion will not be a taxable distribution under §305(c) as long as the transaction does not increase a shareholder’s proportionate interest in the assets or earnings and profits of the Company.

This opinion is being furnished to the Company in connection with the Registration Statement so that the Company may comply with its obligations under the Federal securities laws. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement under the headings "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES." In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Bassett & Associates, PA
Bassett & Associates, P.A.